FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 13, 2012

Commission File Number    001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The major resolutions of AUO 2012 Annual General Shareholders’ Meeting”, dated June 13, 2012.

2.	Taiwan Stock Exchange filing entitled, “To release the Directors from competition restrictions at AUO 2012 Annual General Shareholders’ Meeting”, dated June 13, 2012.

3.	Taiwan Stock Exchange filing entitled, “The operation of exhaust pipes at the Company’s Lungtan site”, dated June 13, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 13, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

June 13, 2012

English Language Summary

Subject: The major resolutions of AUO 2012 Annual General Shareholders’ Meeting

Regulation: Published pursuant to Article 2-18 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/06/13

Content:

1.	Date of the shareholders’ meeting: 2012/06/13

2.	Important resolutions:

(1)	Accepted the 2011 Business Report and Financial Statements

(2)	Accepted the appropriation of retained earnings for 2011 losses

(3)	Approved the revisions to Articles of Incorporation

(4)	Approved the revisions to “Handling Procedures for Acquisition or Disposition of Assets”, “Handling Procedures for Providing Endorsements and Guarantees for Third Parties”, and “Handling Procedures for Capital Lending”

(5)	Approved the proposal of releasing Directors from competition restrictions

(6)	Approved Issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares in private placement and/or issuance of overseas or domestic convertible bonds in private placement

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4.	Any other matters that need to be specified: None

AU Optronics Corp.

June 13, 2012

English Language Summary

Subject: Announcement of the record date for common share dividend

Regulation: Published pursuant to Article 2-21 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/06/13

Content:

1.	Date of the shareholders’ meeting resolution: 2012/06/13

2.	Name and title of the director with permission to engage in competitive conduct:

Director: Ronald Jen-Chuan Chwang (Representative of BenQ Foundation)

Director: Ko-Yung (Eric) Yu (Representative of Qisda Corporation)

Director: Paul Peng

Director: Lai-Juh (L.J.) Chen

3.	Items of competitive conduct in which the director is permitted to engage:

(1)	Ronald Jen-Chuan Chwang (Representative of BenQ Foundation):

Director of CoAdna Holdings, Inc.

Director of LuxNet Corporation

(2)	Ko-Yung (Eric) Yu (Representative of Qisda Corporation):

Chief Executive Officer of BenQ Materials Corporation

(3)	Paul Peng:

Director of SiPix Technology Inc.

Director of BriView Corporation

Director of AU Optronics (L) Corp.

(4)	Lai-Juh (L.J.) Chen

Director of BriView Corporation

4.	Period of permission to engage in the competitive conduct:

Within the period of serving as the director of the Company

5.	Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

The resolution was adopted by a majority of the shareholders presented at the general meeting who represented two-thirds or more of the total number of the Company’s outstanding shares.

6.	If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter “not applicable” below): Not applicable

7.	Company name of the mainland China area enterprise and the director’s position in the enterprise: Not applicable

8.	Address of the mainland China area enterprise: Not applicable

9.	Business items of the mainland China area enterprise: Not applicable

10.	Degree of effect on the Company’s finances and business: Not applicable

11.	If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio: Not applicable

12.	Any other matters that need to be specified: None

AU Optronics Corp.

June 13, 2012

English Language Summary

Subject: The operation of exhaust pipes at the Company’s Lungtan site

Regulation: Published pursuant to Article 2-26 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/06/13

Content:

1.	Date of occurrence of the event: 2012/06/13

2.	Cause of occurrence:

The operation of exhaust pipes at the Company’s Lungtan site was not fully consistent with the permit.

3.	Course and progression of handling of the matter:

The Company has submitted the application to revise the permit by the designated deadline pursuant to the regulation.

4.	Anticipated possible loss:

Administrative fines of a total amount of NT $100,000.

5.	Amount of insurance indemnification that might be obtained: None.

6.	Status of remediation and future countermeasures:

The Company has strengthened the employee training about the regulations.

7.	Any other matters that need to be specified: None.